SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-8712

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bowater Incorporated
Full name of registrant:

Former name if applicable:

55 E. Camperdown Way
Address of Principal Executive Office (Street and Number)

Greenville, SC 29602
City, State and Zip Code:

12b25-1

PART II — RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The Company requires additional time to finalize its 2007 Annual Report on Form 10-K, including the financial statements and related disclosures, and to allow the Company’s independent auditors time to complete its audit of the financial statements, as a result of management focusing its efforts on preparing the first Annual Report on Form 10-K for its parent company, AbitibiBowater Inc., since the combination of the Company and Abitibi-Consolidated Inc. in October 2007. The Company is working to complete its Annual Report on Form 10-K as expeditiously as possible and expects to file the Form 10-K within the time allowed by the extension.

12b25-2

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William G. Harvey	(514)	875-2160
(Name)	(Area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s 2007 audited statement of operations is expected to reflect a net loss of approximately $490 million, compared with a net loss of approximately $138 million for 2006.

12b25-3

Bowater Incorporated
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	April 1, 2008	By:	/s/ William G. Harvey
		Name:	William G. Harvey
		Title:	Senior Vice President and Chief Financial Officer

12b25-4